CUSIP No. 02156B103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

Alteryx, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02156B103

(CUSIP Number)

Blair Flicker

General Counsel

Insight Venture Partners

1114 Avenue of the Americas, 36th Floor

New York, NY 10036

212-230-9200

With a copy to:

Gordon R. Caplan

Matthew J. Guercio

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,597,234 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,597,234 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,597,234 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.1% (1)(2)(3)

14	Type of Reporting Person PN

(1) Consists of 379,625 shares of Class A common stock (“Class A Common Stock”) of Alteryx, Inc. (the “Issuer”) and 3,217,609 shares of Class B common stock (“Class B Common Stock”) of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,947,008 shares of Class A Common Stock outstanding as of August 2, 2018, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2018, (ii) the 2,500,000 shares of Class B Common Stock converted into Class A Common Stock on August 13, 2018, and (iii) 3,217,609 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners (Cayman) VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 930,501 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 930,501 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 930,501 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.8% (1)(2)(3)

14	Type of Reporting Person PN

(1) Consists of 98,199 shares of Class A Common Stock of the Issuer and 832,302 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,947,008 shares of Class A Common Stock outstanding as of August 2, 2018, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2018, (ii) the 2,500,000 shares of Class B Common Stock converted into Class A Common Stock on August 13, 2018, and (iii) 832,302 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners (Delaware) VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,140,931 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,140,931 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,140,931 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.4% (1)(2)(3)

14	Type of Reporting Person PN

(1) Consists of 120,404 shares of Class A Common Stock of the Issuer and 1,020,527 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,947,008 shares of Class A Common Stock outstanding as of August 2, 2018, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2018, (ii) the 2,500,000 shares of Class B Common Stock converted into Class A Common Stock on August 13, 2018, and (iii) 1,020,527 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners VIII (Co-Investors), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 128,381 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 128,381 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,381 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4% (1)(2)(3)

14	Type of Reporting Person PN

(1) Consists of 13,548 shares of Class A Common Stock of the Issuer and 114,833 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,947,008 shares of Class A Common Stock outstanding as of August 2, 2018, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2018, (ii) the 2,500,000 shares of Class B Common Stock converted into Class A Common Stock on August 13, 2018, and (iii) 114,833 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners Coinvestment Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,363,088 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,363,088 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,363,088 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.5% (1)(2)(3)

14	Type of Reporting Person PN

(1) Consists of 354,918 shares of Class A Common Stock of the Issuer and 3,008,170 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,947,008 shares of Class A Common Stock outstanding as of August 2, 2018, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2018, (ii) the 2,500,000 shares of Class B Common Stock converted into Class A Common Stock on August 13, 2018, and (iii) 3,008,170 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,433,966 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,433,966 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,433,966 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.0% (1)(2)(3)

14	Type of Reporting Person PN

(1) Consists of 256,862 shares of Class A Common Stock of the Issuer and 2,177,104 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,947,008 shares of Class A Common Stock outstanding as of August 2, 2018, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2018, (ii) the 2,500,000 shares of Class B Common Stock converted into Class A Common Stock on August 13, 2018, and (iii) 2,177,104 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Associates VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,797,045 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,797,045 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,797,045 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.4% (1)(2)(3)

14	Type of Reporting Person PN

(1) Consists of 611,774 shares of Class A Common Stock of the Issuer and 5,185,271 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,947,008 shares of Class A Common Stock outstanding as of August 2, 2018, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2018, (ii) the 2,500,000 shares of Class B Common Stock converted into Class A Common Stock on August 13, 2018, and (iii) 5,185,271 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Associates VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,797,045 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,797,045 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,797,045 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.4% (1)(2)(3)

14	Type of Reporting Person CO

(1) Consists of 611,774 shares of Class A Common Stock of the Issuer and 5,185,271 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,947,008 shares of Class A Common Stock outstanding as of August 2, 2018, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2018, (ii) the 2,500,000 shares of Class B Common Stock converted into Class A Common Stock on August 13, 2018, and (iii) 5,185,271 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Associates Coinvestment III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,797,054 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,797,054 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,797,054 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.4% (1)(2)(3)

14	Type of Reporting Person PN

(1) Consists of 611,780 shares of Class A Common Stock of the Issuer and 5,185,274 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,947,008 shares of Class A Common Stock outstanding as of August 2, 2018, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2018, (ii) the 2,500,000 shares of Class B Common Stock converted into Class A Common Stock on August 13, 2018, and (iii) 5,185,274 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Venture Associates Coinvestment III, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,797,054 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,797,054 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,797,054 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.4% (1)(2)(3)

14	Type of Reporting Person CO

(1) Consists of 611,780 shares of Class A Common Stock of the Issuer and 5,185,274 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,947,008 shares of Class A Common Stock outstanding as of August 2, 2018, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2018, (ii) the 2,500,000 shares of Class B Common Stock converted into Class A Common Stock on August 13, 2018, and (iii) 5,185,274 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

SCHEDULE 13D

CUSIP No. – 02156B103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Holdings Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,594,099 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,594,099 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,594,099 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.1% (1)(2)(3)

14	Type of Reporting Person OO

(1) Consists of 1,223,554 shares of Class A Common Stock of the Issuer and 10,370,545 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 29,947,008 shares of Class A Common Stock outstanding as of August 2, 2018, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2018, (ii) the 2,500,000 shares of Class B Common Stock converted into Class A Common Stock on August 13, 2018, and (iii) 10,370,545 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. – 02156B103

This amends and supplements (the “Amendment”) the Schedule 13D dated April 7, 2017, as previously amended on January 18, 2018, March 13, 2018 and August 17, 2018 (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission by Insight Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“IVP VIII”), Insight Venture Partners (Cayman) VIII, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman VIII”), Insight Venture Partners (Delaware) VIII, L.P, a Delaware limited partnership (“IVP Delaware VIII”), Insight Venture Partners VIII (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP VIII Co-Investors” and collectively with IVP VIII, IVP Cayman VIII and IVP Delaware VIII, the “Insight VIII Funds”), Insight Venture Partners Coinvestment Fund III, L.P., a Cayman Islands exempted limited partnership (“IVP Coinvestment III”), Insight Venture Partners Coinvestment Fund (Delaware) III, L.P., a Delaware limited partnership (“IVP Coinvestment Delaware III” and collectively with IVP Coinvestment III, the “Insight Coinvestment Funds” and together with the Insight VIII Funds, the “Insight Funds”), Insight Venture Associates VIII, L.P., a Cayman Islands exempted limited partnership (“IVA VIII”), Insight Venture Associates VIII, Ltd., a Cayman Islands exempted company (“IVA VIII Ltd”), Insight Venture Associates Coinvestment III, L.P., a Cayman Islands exempted limited partnership (“IVA III”), Insight Venture Associates Coinvestment III, Ltd., a Cayman Islands exempted corporation (“IVA III, Ltd”) and Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings” and collectively with the foregoing entities in this paragraph, the “Reporting Persons”).

The purpose of this amendment is to report a greater than 1% change in ownership of the Issuer’s Class A Common Stock, par value $0.0001 per share (the “Shares”) by certain of the Reporting Persons.

Item 1. Security and Issuer.

No amendments are being made to Item 1 of the Amendment.

Item 2. Identity and Background.

No amendments are being made to Item 2 of the Amendment.

Item 3.  Source or Amount of Funds or Other Consideration.

No amendments are being made to Item 3 of the Amendment.

Item 4.  Purpose of the Transaction.

No amendments are being made to Item 4 of the Amendment.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) are amended as follows:

Each share of Class B Common Stock is convertible at any time by the holder thereof into one share of Class A Common Stock. Percentages in this Amendment are calculated in accordance with the rules of the SEC based on the quotient obtained by dividing (i) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the applicable Reporting Person by (ii) the sum of (A) 29,947,008 shares of Class A Common Stock outstanding as of August 2, 2018, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on August 9, 2018, and (B) the number of shares of Class B Common Stock beneficially owned by the applicable Reporting Person. Any conversion of Class B Common Stock into Class A Common Stock will be made pro rata among the Reporting Persons. The aggregate number of shares of Class B Common Stock beneficially owned by the applicable Reporting Person as set forth in clauses “(i)” and “(ii)” of this sub-clause (a) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the applicable Reporting Person for purposes of this Schedule 13D. To the Reporting Persons’ knowledge, no Shares are beneficially owned by any Scheduled Person (as defined in the Schedule 13D).

CUSIP No. – 02156B103

Reporting Person	Number of Shares Beneficially Owned		Percentage of Class

Insight Venture Partners VIII, L.P.	3,597,234		10.1%
Insight Venture Partners (Cayman) VIII, L.P.	930,501		2.8%
Insight Venture Partners (Delaware) VIII, L.P.	1,140,931		3.4%
Insight Venture Partners VIII (Co-Investors), L.P.	128,381		0.4%
Insight Venture Partners Coinvestment Fund III, L.P.	3,363,088		9.5%
Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.	2,433,966		7.0%
Insight Venture Associates VIII, L.P.	5,797,045	*	15.4%*
Insight Venture Associates VIII, Ltd.	5,797,045	*	15.4%*
Insight Venture Associates Coinvestment III, L.P.	5,797,054	*	15.4%*
Insight Venture Associates Coinvestment III, Ltd.	5,797,054	*	15.4%*
Insight Holdings Group, LLC	11,594,099	*	27.1%*

(b)  Sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of the Shares:

Reporting Person	Sole Power to Vote/Direct Disposition	Shared Power to Dispose/Direct the Disposition

Insight Venture Partners VIII, L.P.	3,597,234	0
Insight Venture Partners (Cayman) VIII, L.P.	930,501	0
Insight Venture Partners (Delaware) VIII, L.P.	1,140,931	0
Insight Venture Partners VIII (Co-Investors), L.P.	128,381	0
Insight Venture Partners Coinvestment Fund III, L.P.	3,363,088	0
Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.	2,433,966	0
Insight Venture Associates VIII, L.P.	0	5,797,045	*
Insight Venture Associates VIII, Ltd.	0	5,797,045	*
Insight Venture Associates Coinvestment III, L.P.	0	5,797,054	*
Insight Venture Associates Coinvestment III, Ltd.	0	5,797,054	*
Insight Holdings Group, LLC	0	11,594,099	*

*Holdings is the sole shareholder of IVA VIII Ltd, which in turn is the general partner of IVA VIII, which in turn is the general partner of each of the Insight VIII Funds. Accordingly, the number of shares listed as owned by each of the Insight VIII Funds may be deemed to be beneficially owned by Holdings, IVA VIII Ltd and IVA VIII. Holdings is the sole shareholder of IVA III, Ltd, which in turn is the general partner of IVA III which in turn is the general partner of each of the Insight Coinvestment Funds. Accordingly, the number of shares listed as owned by each of the Insight Coinvestment Funds may be deemed to be beneficially owned by Holdings, IVA III, Ltd and IVA III. The foregoing is not an admission by any of Holdings, IVA VIII Ltd, IVA VIII, IVA III, Ltd or IVA III that it (i) is the beneficial owner of the shares held by the Insight Funds, or (ii) has a pecuniary interest in the shares held by the Insight Funds except to the extent of its economic interest in such shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares for purposes of Section 13(d) of the Act or for any other purpose.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(1) No transactions other than those listed below were effected during the sixty days prior to August 24, 2018. The Reporting Persons undertake to provide, upon request by the staff of the Securities

CUSIP No. – 02156B103

and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares acquired at each separate price for these transactions:

Date	Reporting Person	Shares Disposed	Weighted Average Price Per Share
08/13/18	Insight Venture Partners Delaware VIII, LP	17,471	$55.40	(1)
08/13/18	Insight Venture Partners VIII, LP	55,084	$55.40	(1)
08/13/18	Insight Venture Partners VIII Co-Investors, LP	1,966	$55.40	(1)
08/13/18	Insight Venture Partners Cayman VIII, LP	14,249	$55.40	(1)
08/13/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	32,271	$55.40	(1)
08/13/18	Insight Venture Partners Coinvestment Fund III, LP	51,499	$55.40	(1)
08/13/18	Insight Venture Partners Delaware VIII, LP	41,130	$55.72	(2)
08/13/18	Insight Venture Partners VIII, LP	129,678	$55.72	(2)
08/13/18	Insight Venture Partners VIII Co-Investors, LP	4,628	$55.72	(2)
08/13/18	Insight Venture Partners Cayman VIII, LP	33,544	$55.72	(2)
08/13/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	87,743	$55.72	(2)

CUSIP No. – 02156B103

08/13/18	Insight Venture Partners Coinvestment Fund III, LP	121,237	$55.72	(2)
08/14/18	Insight Venture Partners Delaware VIII, LP	37,736	$55.00	(3)
08/14/18	Insight Venture Partners VIII, LP	118,975	$55.00	(3)
08/14/18	Insight Venture Partners VIII Co-Investors, LP	4,246	$55.00	(3)
08/14/18	Insight Venture Partners Cayman VIII, LP	30,775	$55.00	(3)
08/14/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	80,501	$55.00	(3)
08/14/18	Insight Venture Partners Coinvestment Fund III, LP	111,230	$55.00	(3)
08/14/18	Insight Venture Partners Delaware VIII, LP	13,285	$55.64	(4)
08/14/18	Insight Venture Partners VIII, LP	41,887	$55.64	(4)
08/14/18	Insight Venture Partners VIII Co-Investors, LP	1,495	$55.64	(4)
08/14/18	Insight Venture Partners Cayman VIII, LP	10,835	$55.64	(4)

CUSIP No. – 02156B103

08/14/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	28,342	$55.64	(4)
08/14/18	Insight Venture Partners Coinvestment Fund III, LP	39,161	$55.64	(4)
08/15/18	Insight Venture Partners Delaware VIII, LP	989	$53.34	(5)
08/15/18	Insight Venture Partners VIII, LP	3,119	$53.34	(5)
08/15/18	Insight Venture Partners VIII Co-Investors, LP	111	$53.34	(5)
08/15/18	Insight Venture Partners Cayman VIII, LP	806	$53.34	(5)
08/15/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	2,111	$53.34	(5)
08/15/18	Insight Venture Partners Coinvestment Fund III, LP	2,916	$53.34	(5)
08/15/18	Insight Venture Partners Delaware VIII, LP	267	$54.40	(6)
08/15/18	Insight Venture Partners VIII, LP	843	$54.40	(6)
08/15/18	Insight Venture Partners VIII Co-Investors, LP	30	$54.40	(6)

CUSIP No. – 02156B103

08/15/18	Insight Venture Partners Cayman VIII, LP	218	$54.40	(6)
08/15/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	570	$54.40	(6)
08/15/18	Insight Venture Partners Coinvestment Fund III, LP	788	$54.40	(6)
08/15/18	Insight Venture Partners Delaware VIII, LP	39	$55.11	(7)
08/15/18	Insight Venture Partners VIII, LP	124	$55.11	(7)
08/15/18	Insight Venture Partners VIII Co-Investors, LP	4	$55.11	(7)
08/15/18	Insight Venture Partners Cayman VIII, LP	32	$55.11	(7)
08/15/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	84	$55.11	(7)
08/15/18	Insight Venture Partners Coinvestment Fund III, LP	116	$55.11	(7)
08/16/18	Insight Venture Partners Delaware VIII, LP	3,394	$54.03	(8)
08/16/18	Insight Venture Partners VIII, LP	10,702	$54.03	(8)

CUSIP No. – 02156B103

08/16/18	Insight Venture Partners VIII Co-Investors, LP	382	$54.03	(8)
08/16/18	Insight Venture Partners Cayman VIII, LP	2,768	$54.03	(8)
08/16/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	7,241	$54.03	(8)
08/16/18	Insight Venture Partners Coinvestment Fund III, LP	10,005	$54.03	(8)
08/16/18	Insight Venture Partners Delaware VIII, LP	3,840	$54.60	(9)
08/16/18	Insight Venture Partners VIII, LP	12,107	$54.60	(9)
08/16/18	Insight Venture Partners VIII Co-Investors, LP	432	$54.60	(9)
08/16/18	Insight Venture Partners Cayman VIII, LP	3,132	$54.60	(9)
08/16/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	8,192	$54.60	(9)
08/16/18	Insight Venture Partners Coinvestment Fund III, LP	11,319	$54.60	(9)
08/17/18	Insight Venture Partners Delaware VIII, LP	722	$54.01	(10)

CUSIP No. – 02156B103

08/17/18	Insight Venture Partners VIII, LP	2,276	$54.01	(10)
08/17/18	Insight Venture Partners VIII Co-Investors, LP	81	$54.01	(10)
08/17/18	Insight Venture Partners Cayman VIII, LP	589	$54.01	(10)
08/17/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	1,540	$54.01	(10)
08/17/18	Insight Venture Partners Coinvestment Fund III, LP	2,128	$54.01	(10)
08/17/18	Insight Venture Partners Delaware VIII, LP	3,195	$54.51	(11)
08/17/18	Insight Venture Partners VIII, LP	10,073	$54.51	(11)
08/17/18	Insight Venture Partners VIII Co-Investors, LP	360	$54.51	(11)
08/17/18	Insight Venture Partners Cayman VIII, LP	2,605	$54.51	(11)
08/17/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	6,815	$54.51	(11)
08/17/18	Insight Venture Partners Coinvestment Fund III, LP	9,416	$54.51	(11)

CUSIP No. – 02156B103

08/20/18	Insight Venture Partners Delaware VIII, LP	12,017	$54.59	(12)
08/20/18	Insight Venture Partners VIII, LP	37,889	$54.59	(12)
08/20/18	Insight Venture Partners VIII Co-Investors, LP	1,352	$54.59	(12)
08/20/18	Insight Venture Partners Cayman VIII, LP	9,801	$54.59	(12)
08/20/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	25,637	$54.59	(12)
08/20/18	Insight Venture Partners Coinvestment Fund III, LP	35,423	$54.59	(12)
08/20/18	Insight Venture Partners Delaware VIII, LP	5,499	$54.99	(13)
08/20/18	Insight Venture Partners VIII, LP	17,336	$54.99	(13)
08/20/18	Insight Venture Partners VIII Co-Investors, LP	619	$54.99	(13)
08/20/18	Insight Venture Partners Cayman VIII, LP	4,484	$54.99	(13)
08/20/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	11,730	$54.99	(13)
08/20/18	Insight Venture Partners Coinvestment Fund III, LP	16,207	$54.99	(13)

CUSIP No. – 02156B103

08/21/18	Insight Venture Partners Delaware VIII, LP	7,120	$54.33	(14)
08/21/18	Insight Venture Partners VIII, LP	22,449	$54.33	(14)
08/21/18	Insight Venture Partners VIII Co-Investors, LP	801	$54.33	(14)
08/21/18	Insight Venture Partners Cayman VIII, LP	5,807	$54.33	(14)
08/21/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	15,189	$54.33	(14)
08/21/18	Insight Venture Partners Coinvestment Fund III, LP	20,988	$54.33	(14)
08/21/18	Insight Venture Partners Delaware VIII, LP	148	$55.05	(15)
08/21/18	Insight Venture Partners VIII, LP	465	$55.05	(15)
08/21/18	Insight Venture Partners VIII Co-Investors, LP	17	$55.05	(15)
08/21/18	Insight Venture Partners Cayman VIII, LP	120	$55.05	(15)
08/21/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	315	$55.05	(15)

CUSIP No. – 02156B103

08/21/18	Insight Venture Partners Coinvestment Fund III, LP	435	$55.05	(15)
08/22/18	Insight Venture Partners Delaware VIII, LP	789	$53.89	(16)
08/22/18	Insight Venture Partners VIII, LP	2,486	$53.89	(16)
08/22/18	Insight Venture Partners VIII Co-Investors, LP	89	$53.89	(16)
08/22/18	Insight Venture Partners Cayman VIII, LP	643	$53.89	(16)
08/22/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	1,682	$53.89	(16)
08/22/18	Insight Venture Partners Coinvestment Fund III, LP	2,324	$53.89	(16)
08/22/18	Insight Venture Partners Delaware VIII, LP	2,749	$54.45	(17)
08/22/18	Insight Venture Partners VIII, LP	8,669	$54.45	(17)
08/22/18	Insight Venture Partners VIII Co-Investors, LP	309	$54.45	(17)
08/22/18	Insight Venture Partners Cayman VIII, LP	2,243	$54.45	(17)
08/22/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	5,866	$54.45	(17)

CUSIP No. – 02156B103

08/22/18	Insight Venture Partners Coinvestment Fund III, LP	8,105	$54.45	(17)
08/23/18	Insight Venture Partners Delaware VIII, LP	9,322	$54.66	(18)
08/23/18	Insight Venture Partners VIII, LP	29,391	$54.66	(18)
08/23/18	Insight Venture Partners VIII Co-Investors, LP	1,049	$54.66	(18)
08/23/18	Insight Venture Partners Cayman VIII, LP	7,602	$54.66	(18)
08/23/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	19,887	$54.66	(18)
08/23/18	Insight Venture Partners Coinvestment Fund III, LP	27,478	$54.66	(18)
08/23/18	Insight Venture Partners Delaware VIII, LP	9,726	$55.00	(19)
08/23/18	Insight Venture Partners VIII, LP	30,663	$55.00	(19)
08/23/18	Insight Venture Partners VIII Co-Investors, LP	1,094	$55.00	(19)
08/23/18	Insight Venture Partners Cayman VIII, LP	7,932	$55.00	(19)

CUSIP No. – 02156B103

08/23/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	20,747	$55.00	(19)
08/23/18	Insight Venture Partners Coinvestment Fund III, LP	28,667	$55.00	(19)
08/24/18	Insight Venture Partners Delaware VIII, LP	6,485	$55.99	(20)
08/24/18	Insight Venture Partners VIII, LP	20,446	$55.99	(20)
08/24/18	Insight Venture Partners VIII Co-Investors, LP	730	$55.99	(20)
08/24/18	Insight Venture Partners Cayman VIII, LP	5,289	$55.99	(20)
08/24/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	13,834	$55.99	(20)
08/24/18	Insight Venture Partners Coinvestment Fund III, LP	19,115	$55.99	(20)
08/24/18	Insight Venture Partners Delaware VIII, LP	16,113	$56.37	(21)
08/24/18	Insight Venture Partners VIII, LP	50,802	$56.37	(21)
08/24/18	Insight Venture Partners VIII Co-Investors, LP	1,813	$56.37	(21)

CUSIP No. – 02156B103

08/24/18	Insight Venture Partners Cayman VIII, LP	13,141	$56.37	(21)
08/24/18	Insight Venture Partners Coinvestment Fund (Delaware) III, LP	34,374	$56.37	(21)
08/24/18	Insight Venture Partners Coinvestment Fund III, LP	47,493	$56.37	(21)

(1) These shares were sold in multiple transactions at prices ranging from $54.50 to $55.495, inclusive.

(2) These shares were sold in multiple transactions at prices ranging from $55.50 to $56.21, inclusive.

(3) These shares were sold in multiple transactions at prices ranging from $54.44 to $55.43, inclusive.

(4) These shares were sold in multiple transactions at prices ranging from $55.44 to $56.12, inclusive.

(5) These shares were sold in multiple transactions at prices ranging from $53.00 to $54.00, inclusive.

(6) These shares were sold in multiple transactions at prices ranging from $54.04 to $55.01, inclusive.

(7) These shares were sold in multiple transactions at prices ranging from $55.06 to $55.21, inclusive.

(8) These shares were sold in multiple transactions at prices ranging from $53.38 to $54.375, inclusive.

(9) These shares were sold in multiple transactions at prices ranging from $54.38 to $55.11, inclusive.

(10) These shares were sold in multiple transactions at prices ranging from $53.34 to $54.33, inclusive.

(11)  These shares were sold in multiple transactions at prices ranging from $54.34 to $54.71, inclusive.

(12) These shares were sold in multiple transactions at prices ranging from $53.80 to $54.795, inclusive.

(13) These shares were sold in multiple transactions at prices ranging from $54.80 to $55.13, inclusive.

(14) These shares were sold in multiple transactions at prices ranging from $53.78 to $54.60, inclusive.

(15) These shares were sold in multiple transactions at prices ranging from $54.92 to $55.30, inclusive.

CUSIP No. – 02156B103

(16) These shares were sold in multiple transactions at prices ranging from $53.25 to $54.24, inclusive.

(17) These shares were sold in multiple transactions at prices ranging from $54.25 to $54.58, inclusive.

(18) These shares were sold in multiple transactions at prices ranging from $53.895 to $54.89, inclusive.

(19) These shares were sold in multiple transactions at prices ranging from $54.895 to $55.49, inclusive.

(20) These shares were sold in multiple transactions at prices ranging from $55.12 to $56.11, inclusive.

(21) These shares were sold in multiple transactions at prices ranging from $56.12 to $56.85, inclusive.

(d) No amendments are being made to clause (d) of Item 5 of the Amendment.

(e) No amendments are being made to clause (e) of Item 5 of the Amendment.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No amendments are being made to Item 6 of the Amendment.

Item 7. Material to be Filed as Exhibits.

No amendments are being made to Item 7 of the Amendment.

CUSIP No. – 02156B103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  August 27, 2018

INSIGHT VENTURE PARTNERS VIII, L.P.

By:	Insight Venture Associates VIII, L.P., its general partner

By:	Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS (CAYMAN) VIII, L.P.

By:	Insight Venture Associates VIII, L.P., its general partner

By:	Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS (DELAWARE) VIII, L.P.

By:	Insight Venture Associates VIII, L.P., its general partner

By:	Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

CUSIP No. – 02156B103

INSIGHT VENTURE PARTNERS VIII (CO-INVESTORS), L.P.

By:	Insight Venture Associates VIII, L.P., its general partner

By:	Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS COINVESTMENT FUND III, L.P.

By:	Insight Venture Associates Coinvestment III, L.P., its general partner

By:	Insight Venture Associates Coinvestment III, Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS COINVESTMENT FUND (DELAWARE) III, L.P.

By:	Insight Venture Associates Coinvestment III, L.P., its general partner

By:	Insight Venture Associates Coinvestment III, Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

CUSIP No. – 02156B103

INSIGHT VENTURE ASSOCIATES VIII, L.P.

By:	Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE ASSOCIATES VIII, LTD.

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE ASSOCIATES COINVESTMENT III, L.P.

By:	Insight Venture Associates Coinvestment III, Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE ASSOCIATES COINVESTMENT III, LTD.

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory